Filed by Alesco Financial Inc.

(Commission File No. 333-159661)

Pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934, as amended.

Subject Company: Alesco Financial Inc

Cohen & Company Reports Third Quarter 2009 Financial Results

Philadelphia, November 9, 2009 – Cohen Brothers, LLC (d/b/a Cohen & Company), a leading investment firm specializing in credit related fixed income investments, reported financial results today for the quarter and nine months ended September 30, 2009.

Business Highlights

•

We continue to strive to realign our business and make investments in the areas in which we expect revenue growth. We have expanded our employee headcount within capital markets from 34 as of December 31, 2008 to 60 as of September 30, 2009.

•

We continue to focus on staying as lean and efficient as possible. While we grew our headcount in the capital markets business, we kept our overall headcount flat at 127. We were able to reduce our headcount in certain origination functions and support services and by selling low margin business units which were unlikely to grow.

•

Annualized revenue per employee was approximately $650,000 for the nine months ended September 30, 2009 and approximately $774,000 for the three months ended September 30, 2009. See explanation of the calculation of annualized revenue per employee below.

•

We are broadening our capital markets product offerings across the fixed income spectrum including a diversified mix of asset classes such as high grade corporate bonds, high yield corporate bonds and loans, mortgage and asset backed securities, collateralized bond and loan obligations, commercial mortgage backed securities, trust preferred securities, and mortgage loans.

•

The total notional value of assets traded within our capital markets group has grown from $267 million in the first quarter of 2008 to $4.2 billion for the third quarter of 2009 while active trading clients have grown from 15 to 122 in the same periods.

•	We continue to expand our geographic presence and have recently opened an office in Los Angeles and expanded our London office.

•

We continue to work towards expanding these funds and starting new funds. Subsequent to quarter end, we completed the initial close of $43 million of capital for a second Deep Value fund and began managing (via separate account arrangements) $207 million of capital.

•

Although our total asset management revenue has declined due to the continued deterioration of the structured investment products market, we continue to experience attractive returns for our investors and net capital growth in our alternative investment funds. As of September 30, 2009, the Brigadier and Deep Value group of funds have annualized life to date returns of 18.5% and 26.9%, respectively.

•	We continue to de-leverage our balance sheet and have paid back $42 million of financing during the nine months ended September 30, 2009.

Chris Ricciardi, Chief Executive Officer, said, “I am pleased with our quarterly results. We continue to implement our overall strategy to diversify our revenue base. We are accomplishing this by growing our capital markets business as well as expanding our management of investment funds within our areas of expertise.”

Daniel Cohen, Chairman, said, “Our continued success in diversifying our business model should only be enhanced by our announced merger with AFN and should provide attractive value and growth to Cohen’s members and AFN shareholders in the future.”

More information about the merger and its benefits for AFN shareholders can be found online at www.alescofinancial.com.

Financial Results

Financial results include:

•

Net trading revenue of $10.9 million for the third quarter of 2009 compared to $3.9 million for the third quarter of 2008 representing an increase of $7.0 million or 177%. For the nine months ended September 30, 2009, net trading revenue of $31.9 million compared to $9.1 million for the nine months ended September 30, 2008 representing an increase of $22.8 million or 249%.

•

Operating income of $0.4 million (including the negative impact of $4.1 million of merger-related expenses including retention bonuses) for the third quarter of 2009 compared to $6.1 million for the third quarter of 2008. For the nine months ended September 30, 2009, operating loss of $7.7 million (including the negative impact of $13.6 million of merger-related expenses including retention bonuses) compared to operating income of $18.5 million for the nine months ended September 30, 2008.

•

Net loss of $0.4 million for the third quarter of 2009 compared to net income of $3.2 million for the third quarter of 2008. For the nine months ended September 30, 2009, net loss of $10.8 million compared to net income of $8.4 million for the nine months ended September 30, 2008.

COHEN BROTHERS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(Dollars in Thousands)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Revenues
New issue and advisory	$480	$5,569	$1,225	$7,231
Asset management	6,871	17,210	23,784	48,020
Principal transactions and other income	6,311	664	5,007	11,671
Net trading	10,907	3,934	31,918	9,147

Total revenues	24,569	27,377	61,934	76,069

Operating expenses
Compensation and benefits	18,762	15,080	52,857	39,588
Business development, occupancy, equipment	1,140	1,525	3,897	5,320
Professional services and other operating	3,627	3,644	10,993	9,613
Depreciation and amortization	630	1,008	1,919	3,018

Total operating expenses	24,159	21,257	69,666	57,539

Operating income / (loss)	410	6,120	(7,732)	18,530

Non operating income / (expense)
Change in fair value of interest rate swap	—	51	6	(258)
Interest expense	(1,103)	(2,000)	(3,764)	(6,775)
Gain on sale of management contracts	132	—	4,616	—
Income / (loss) from equity method affiliates	266	(95)	(3,592)	(191)

Income / (loss) before income taxes	(295)	4,076	(10,466)	11,306
Income taxes	112	877	300	2,893

Net income (loss)	(407)	3,199	(10,766)	8,413
Less: Net loss attributable to the noncontrolling interest	—	—	(11)	—

Net income (loss) attributable to Cohen Brothers, LLC	$(407)	$3,199	$(10,755)	$8,413

Detail of merger-related expense
Compensation and benefits (retention bonus)	$3,904	$—	$12,374	$—
Professional services and other operating	233	—	1,251	—

Total merger-related expenses	$4,137	$—	$13,625	$—

Detail of compensation and benefits
Share based compensation	$1,098	$1,171	$3,234	$4,851
Retention bonus (merger-related expenses)	3,904	—	12,374	—
Cash compensation and benefits	13,760	13,909	37,249	34,737

Total compensation and benefits	$18,762	$15,080	$52,857	$39,588

Annualized Revenue per Employee

For the three months ended September 30, 2009, we calculate annualized revenue per employee by dividing our net revenue for the three months then ended by the average number of employees during the period and multiplying by four. For the nine months ended September 30, 2009, we calculate this number by dividing our net revenue for the nine months then ended by the average number of employees during the period and multiplying by four and then dividing by three.

Balance Sheet Data

The following table shows the Company’s consolidated balance sheet data as of September 30, 2009 and December 31, 2008:

COHEN BROTHERS, LLC

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

	September 30, 2009	December 31, 2008
	(unaudited)
Assets
Cash and cash equivalents	$14,639	$31,972
Receivables	3,845	8,001
Due from broker	6,616	3,952
Due from related parties	1,504	8,449
Investments-trading	15,297	16,774
Other investments, at fair value	42,220	59,804
Investment in equity method affiliates	420	2,356
Goodwill	8,728	8,728
Intangible assets, net	751	1,285
Other assets	12,143	18,395

Total assets	$106,163	$159,716

Liabilities
Accounts payable and other liabilities	$7,201	$6,511
Due to broker	11,068	2,063
Accrued compensation	10,803	11,823
Due to related parties	—	135
Deferred income	4,639	2,177
Senior debt	24,950	67,000
Subordinated notes payable to members	9,229	9,094

Total liabilities	67,890	98,803

Commitments and contingencies

Members’ equity
Cohen Brothers, LLC members’ equity:
Members’ capital	39,576	51,622
Accumulated other comprehensive loss	(1,303)	(1,725)

Total Cohen Brothers, LLC members’ equity	38,273	49,897
Noncontrolling interest	—	11,016

Total members’ equity	38,273	60,913

Total liabilities and members’ equity	$106,163	$159,716

Cautionary Note Regarding Quarterly Financial Results

Due to the nature of our business, our revenues and operating results may fluctuate materially from quarter to quarter. Accordingly, revenue and net income in any particular quarter may not be indicative of future results. Further, our employee compensation arrangements are in large part incentive-based and therefore will fluctuate with revenue. The amount of compensation expense recognized in any one quarter may not be indicative of such expense in future periods. As a result, we suggest that annual results may be the most meaningful gauge for investors in evaluating our business performance.

Forward-looking Statements

This communication contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this communication are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. These factors include, but are not limited to, those discussed under the heading “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition” in AFN’s Amendment No. 6 to Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on November 4, 2009. That Form S-4 can be obtained by going to the following web address www.alescofinancial.com/sec-filings. Risk factors include the following: (a) a decline in general economic conditions or the global financial markets, (b) losses caused by financial or other problems experienced by third parties, (c) losses due to unidentified or unanticipated risks, (d) a lack of liquidity, i.e., ready access to funds for use in our businesses, and (e) competitive pressure. As a result, there can be no assurance that the forward-looking statements included in this communication will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this communication might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION AND WHERE TO FIND IT

Alesco Financial Inc. (“AFN”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, containing a proxy statement/prospectus in connection with the proposed merger with Cohen & Company, which was announced on February 20, 2009. The registration statement has become effective. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT AFN, COHEN & COMPANY AND THE PROPOSED MERGER BETWEEN THE TWO COMPANIES. A definitive proxy statement/prospectus will be mailed to AFN’s stockholders on or about November 9, 2009. In addition, AFN’s stockholders may obtain the proxy statement/prospectus and all other relevant documents filed by AFN with the SEC free of charge at the SEC’s website www.sec.gov or from Alesco Financial Inc., Attn: Investor Relations, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104.

AFN and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about AFN’s directors and executive officers and their ownership of AFN’s stock is set forth in the proxy statement/prospectus relating to the merger. Additional information regarding such individuals who may, under the rules of the SEC, be considered to be participants in the solicitation of proxies in connection with the merger is also set forth in the proxy statement/prospectus.

About Cohen & Company

Cohen & Company is a leading investment firm specializing in credit related fixed income investments. Cohen & Company was founded in 1999 as an investment firm focused on small-cap banking institutions, but has grown over the past ten years into a more diversified fixed income specialist. We are organized into two divisions: Asset Management and Capital Markets. Our Asset Management Division manages assets through listed and private companies, funds, managed accounts and collateralized debt obligations. As of September 30, 2009, we manage approximately $16.5 billion in credit related fixed income assets in a variety of asset classes, including U.S. trust preferred securities, European hybrid capital securities, Asian commercial real estate debt, and mortgage- and asset-backed securities. Our Capital Markets business consists of credit related fixed income sales and trading as well as new issue placements in corporate and securitized products.